SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE GENERAL AND EXTRAORDINARY STOCKHOLDERS’ MEETINGS HELD CUMULATIVELY ON APRIL 29th, 2004 RECORDED IN AN ABRIDGED FORM

1. Date, time and place: April 29th, 2004, at 10:00 a.m., at corporation headquarters, at Rua São José n.º 20, Sala 1602, Centro, Rio de Janeiro.

2. Convocation: Adds placed in Jornal do Commercio on April 8th, 12 and 13, 2004, in Gazeta Mercantil on April 8th, 12 and 13, 2004 and Diário Oficial do Estado do Rio de Janeiro on April 12th, 13 and 14, 2004. The referred adds are on the desk at the disposal of interested parties, dispensing their reading and transcription.

3. Attendance: Stockholders representing more than two thirds of voting capital, as evidenced by the signatures in the Stockholders’ Attendance Book, as well as the representative of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Amauri Froment Fernandes, the Chief Executive Officer and Chairman, Mr. Benjamin Steinbruch, and the Executive Officer, Mr. Lauro Henrique Campos Rezende.

4. Chair: According to article 18, subparagraph II, of the Articles of Incorporation, the meeting was chaired by the Chairman, Dr. Benjamin Steinbruch, who invited the Legal Counsel, Dr. Felipe Ha Jong Kim to be the meeting secretary.

5. Deliberations: 5.1 – Approved, by unanimity that these Minutes be recorded in an abridged form and that their publication be made by omitting the signatures of attending stockholders, as allowed, respectively, by paragraphs 1 and 2 of article 130 of Law No. 6.404, of November 15th, 1976 ("Law No. 6.404/76"). 5.2 – Approved, by majority, confirmation of revaluation of fixed assets, approved in General and Extraordinary Stockholders’ Meetings held on April 29th, 2003, according to item 5.7 of the referred meeting Minutes, by rectification, due to a transcription error, of the following amounts: from R$10,493,777,369.90 (ten billion, four hundred and ninety three million, seven hundred and seventy seven thousand, three hundred and sixty nine reais and ninety cents) to R$10,769,704,117.90 (ten billion, seven hundred and sixty nine million, seven hundred and four thousand, one hundred and seventeen reais and ninety cents), assigned as being the total amount of revalued fixed assets, and from R$ 6,425,218,216.69 (six billion, four hundred and twenty five million, two hundred eighteen thousand, two hundred and sixteen reais and sixty nine cents) to R$6,701,144,964.69 (six billion, seven hundred and one million, one hundred and forty four thousand, nine hundred and sixty four reais and sixty nine cents), assigned as being total residual amount of fixed assets before revaluation. This rectification will keep unchanged the addition amount of R$4,068,559,153.21 (four billion, sixty eight million, five hundred and fifty nine thousand, one hundred and fifty three reais and twenty one cents) in the shareholders equity and will not cause any change to and/or impact on the Company’s current balance sheet, since the Company’s balance sheet has already been recording correct amounts since the date of the referred meetings. 5.3 – Approved, by unanimity, dispensation of reading Financial Statements, Management Report and Independent Auditors’ Opinion, because all attending stockholders know them. Approved, by unanimity, those legally impeded abstaining from voting, Administrators’ Accounts, Financial Statements and Management’s Report referring to accounting period ending on December 31st, 2003, published in Jornal do Commercio, Gazeta Mercantil and Diário Oficial do Estado do Rio de Janeiro on March 10th, 2004. 5.4 - Approved, by unanimity, the Administration proposal of applying the 2003 period net profit, in the amount of R$1,058,837,256.75 (one billion, fifty eight million, eight hundred and thirty seven thousand, two hundred and fifty six reais and seventy five cents), and dividend distribution, as follows: (i) application of R$52,941,862.84 (fifty two million, nine hundred and forty one thousand, eight hundred and sixty two reais and eighty four cents), corresponding to 5% of the period’s net profit for establishing a statutory reserve, according to article 193 of Law No. 6,404/76; (ii) payment to the stockholders the amount of R$245,521,000,00 (two hundred and forty five million, five hundred and twenty one thousand reais), in interests on equity, corresponding to the gross amount of R$3.422885 per lot of one thousand shares, this amount being subject to the incidence of Income Tax Withheld at Source at the rate of 15% (fifteen percent), excepting the application of this tax rate to stockholders domiciled in a country that does not tax income or that taxes at a maximum rate under 20% (twenty percent), which, in this case, are subject to the incidence of Income Tax Withheld at Source at the rate of 25% (twenty five percent), as set forth in article 8 of Law No. 9,779/99; (iii) payment to stockholders the amount of R$471,779,000.00 (four hundred and seventy one million, seven hundred and seventy nine thousand reais), in dividends, corresponding to the amount of R$6.577218 per lot of one thousand shares. Interests on equity and dividends referred to in this item will be paid, without price-level restatement, as of June 11th, 2004; and (iv) application of the balance of R$487,202,762.65 (four hundred and eighty seven million, two hundred and two thousand, seven hundred and sixty two reais and sixty five cents) to the investment reserves, in order to meet investment projects contemplated in the Capital Budget. 5.5 - Approved, by unanimity, the Capital Budget, in compliance with the provision in article 196 of Law No. 6,404/76. 5.6 – Not having manifestation by stockholders holding sufficient members of the Board of Directors through a separate election process, according to paragraphs 4 and 5 of article 141 of Law No. 6,404/76 and after informing the nonexistence of an election requirement of Board of Directors by the multiple vote process, it was approved, by unanimity, that the Board of Directors will be made up of 9 (nine) members, and complying with the provision in article 13, § 2º, of the Articles of Incorporation, firstly stockholder Antonio Francisco dos Santos, Brazilian, married, business administrator, bearing ID Card IFP No. 1.307.360, enrolled with CPF/MF under number 112.375.706-20, residing and domiciled at Rua Artur Luiz Correa nº 753, in the city of Volta Redonda, RJ, was elected, indicated by CSN Investment Club. Immediately afterwards, stockholders Benjamin Steinbruch, Brazilian, married, industrialist, bearing ID Card SSP/SP No. 3.627.815-4, enrolled with the CPF/MF under No. 618.266.778-87, residing and domiciled at Av. Morumbi, nº 1095, in the City of São Paulo, SP; Jacks Rabinovich, Brazilian, married, industrialist, bearing ID Card bSSP/SP No. 1.179.678, enrolled with the CPF/MF under No. 011.495.638-34, residing and domiciled at Rua Prof. Arthur Ramos, nº 405, 14º andar, in the City of São Paulo, SP; Mauro Molchansky, Brazilian, married, economist, bearing ID Card IFP/RJ No. 03.757.956-2 enrolled with the CPF/MF under No. 721.527.028-91, residing and domiciled at Rua Almirante Guilhem nº 85, apto. 901, in the City of Rio de Janeiro, RJ; Edmar Lisboa Bacha, Brazilian, married, economist, bearing ID Card No. 02641842-6 enrolled with the CPF/MF under No. 095.698.717-68, residing and domiciled at Rua Sambaíba nº 238, apto. 302, in the City of Rio de Janeiro, RJ; Fernando Perrone, Brazilian, married, lawyer, bearing ID Card IFP No. 2.048.837, enrolled with the CPF/MF under No. 181.062.347-20, residing and domiciled at Rua Engenheiro Álvaro Niemeyer, nº 159, in the City of Rio de Janeiro, RJ and Dionísio Dias Carneiro Netto, Brazilian, judicially separated, economist, bearing ID Card IFP/RJ 1.887.610, enrolled with the CPF/MF under No. 060.011.061-34, residing and domiciled at Rua Sambaíba, nº 587, apto. 802, in the City of Rio de Janeiro, RJ, were elected. Also were elected Messrs, Darc Antonio Da Luz Costa, Brazilian, married, engineer, bearing ID Card 227.070 Navy Ministry, enrolled with the CPF/MF under No. 242.165.507-20, residing and domiciled at Rua Cosme Velho número 647, city of Rio de Janeiro, RJ and Yoshiaki Nakano, Brazilian, married, bearing ID Card RG 5.157.491-3 and enrolled with the CPF/MF under No. 049.414.548-04, residing and domiciled at Rua Angatuba nº 436, in São Paulo – SP. In this manner, the Company’s Board of Directors is made up of Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Edmar Lisboa Bacha, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa and Yoshiaki Nakano, all with a term in office until the 2005 General Stockholders’ Meeting. In time, the secretary recorded Mr. Darc Antonio da Luz Costa’s request waiving his compensation. The members now elected have stated to be unencumbered, according to article 147 of Law No. 6.404/76 and CVM (Securities Commission) Instruction No. 367/02. 5.7 – Approve, by majority, setting Administrators’ overall yearly compensation in the amount up to R$28,000,000.00 (twenty eight million reais), whose distribution will be established by the Board of Directors. 5.8 – Approved, by unanimity, keeping the Company’s legal publications, which are, Diário Oficial do Estado do Rio de Janeiro (Section V), Jornal do Commercio and Gazeta Mercantil (national edition). 5.9 – The quorum set forth in article 136, subparagraph VI of Law No. 6,404/76 being observed, the meeting approved, by unanimity of attendants, with the exception of power-of-attorney of JPMorgan Chase Bank’s ADR depositary, Mr. Sandro Pereira Paulino, who in such quality voted against with 80,800,000 votes and abstained with 8,278,000 votes, the reform of Article 2 of the Articles of Incorporation to explain correlated and similar activities to iron metallurgy activities set forth therein, by including manufacturing, transformation, commercialization activities of byproducts derived from iron metallurgy, so that Article 2 now has the following text: “Article 2 – The purpose of Company is the manufacture, transformation, commercialization, including import and export of iron metallurgy products and byproducts derived from iron metallurgy activity, as well as exploration of any other correlated and similar activities, which directly or indirectly concern the Company’s purposes, such as: mining, cement and carbochemical, metal frameworks manufacture and assembly, construction, transportation, navigation industries, harbor activities.”. 5.10 - Approved, by majority, splitting shares representing the Company’s capital stock, operation through which each capital stock share is now represented by 4 shares, followed by grouping these shares, in the ratio of 1,000 shares to 1 share, which will result in a single grouping event of 250 shares to 1, as well as the change in the ratio of shares per ADR of 1 share to 1 ADR. Stockholders who own fractionary share batches, due to grouping, will have the period comprised between April 30th, 2004 and May 29th, 2004 to adjust their shares in whole number. Stockholders may utilize stockbrokers, of their free choice, to compose their stock interest. Purchases made through Itaú Corretora S.A. and, exclusively on the quantity necessary to complete the immediately higher multiple of 250 (two hundred and fifty) shares, will be broker’s fee and have emolument exemption. After the period established for the adjustment by stockholders elapses, eventual fractions of share still held by stockholders will be grouped in whole numbers and sold in auction to be held at the São Paulo Stock Exchange - BOVESPA, respective amounts having to be credited to fraction holders’ checking accounts. Such amounts will be credited as of the 5th (fifth) business day after the auction. For stockholders whose accounts are paralyzed or with outdated record, the fraction sale amount will be kept at the Company’s disposal, for a 5 (five)-year period. The base date for trading the Company’s shares with the new capital stock composition, after share grouping. Will be May 30th, 2004. As of this date, shares will be traded for the unit quotation only. As a result of share split and grouping, the main section of Article 5 and main section of Article 7 of the Company’s Articles of Incorporation come into force, as of May 30th, 2004, with the following texts, in order to reflect the new capital stock: “Article 5 – The Company’s capital stock, totally subscribed and paid-in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents), divided into 286,917,045 (two hundred and eighty six million, nine hundred and seventeen thousand and and forty five) common, book entry shares, with no face value.”; and “Article 7 – The Company’s capital stock may be increased up to 400,000,000 (four hundred million) shares, by issuing up to 113,082,955 (one hundred and thirteen million, eighty two thousand, nine hundred and fifty five) new shares, with now face value and book entry, by decision of the Supervisory Board.”. Votes in separate are on file at the Company’s head office.

6. Closing: Not having any other matters to deal with, the meeting has been suspended for the time necessary for drawing up these Minutes. After reopening the session, it was read, found conform and signed by the Chairman, Secretary and all other attending stockholders. Rio de Janeiro, April 29th, 2004.

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Secretary – Felipe Ha Jong Kim

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Benjamin Steinbruch

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Vicunha Siderurgia S.A.

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Intermesa Trading Ltda.

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Clube de Investimento CSN

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Caixa Beneficente dos Empregados da CSN

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Gilberto Souza Esmeraldo

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Frank Russel Invest. Co-Emerg. Markets Fund, Ontario Teachers Pension Plan Board, Howard Hughes Medical Institute, Virginia Retirement System, SSGA Emerging Markets Fund, Caisse de Depot Et Placement Du Quebec, Central States Southeast Southwest A PE FD, GMAM Investment Funds Trust, T. Rowe Price Emerging Markets Stock Fund, T. Rowe Price T Co Int Common T F EM M E Trust, Southern Company System Master Retirement, BT Pension Scheme, Royal Mail Pension Plan, T Rowe Price Funds Sicav, T R Ins int F Beh Seps T Rowe P I Em Mk Em, The Master T B Of Japan Ltd Re MTBC40003514

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Vanguard Emerging Markets Stock Index Fund, Commonfund Emerging Markets I C

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JP Morgan Chase Bank

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Romanche Investment Corporation LLC, SPK Investment Corporation LLC, FIF Speed, TMB Conde Part. Adm. De Bens e Neg. Ltda., FIA Esmeralda, FIF Pactual Hedge Plus, FIF Pactual Arbitragem, Fundo Mutuo de Inv. Em Ações Cart. Livre-RAPSA, FIA Orion, Fundo de Investimento em Ações Pactual Ações, Acton Investment Management LLC, Clube de Investimento Pactual 1, Banco Pactual S.A., Fundo de Inv. Em Ações Pactual Andromeda, FIF Pactual Hedge, FIA Pactual Total Index I, FIA Pactual Dinamico, FIA Pactual Blue Chips

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Fundo Mutuo de Invest. Em Ações – CL Bells

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HG BKB Multimanager FIF, HG BKB Multimanager Plus F, Camino FDO de Investimento, Express Fund International, G.A.S. Fia, HG Brasil Fund Gama Class, GAS Mix HG FITVM, Global Master, Hedging Griffo Brazil Fund, HG Agar FIF, Hedging-Griffo Beta 14 FITVM, HG Clique FITVM, HG FDO Mutuo de Inv em Ações, HG Hiper FIF, HG Lotus FDO de Investimento, HG Master FDO Investimento, HG Mega Hope FITVM, HG Pilar FIF, HG Private, Hedging-Griffo Provence FI, HG Raphael FITVM, HG Sakura FIF, HG Star FDO Investimento FI, HG Strategy II FDO Inv. Em Ações, HG Top Fundo Investimento, HG Turbus FDO Investimento, HG Verde FDO Investimento, HG Carteira Administrativa RI, Hedging-Griffo Verde 14 FIF

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Clube de Investimentos Kokuren, Clube de Investimentos Fibra, Fibra Vic FDO Mútuo de Inv. em Ações, Clube de Investimento Guidara, Clube de Investimento Deleitopi

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Fundação Petrobrás de Seg. Social – PETROS

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BNDES Participações S.A. – BNDESPAR

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Benjamin Steinbruch

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J.P. Morgan Securities Inc.

Companhia Siderúrgica Nacional

Office :
Rua São José nº 20, Grupo 1602, parte –Centro - cep 20010-020 -
Rio de Janeiro –
RJ Fone/fax (021) 2215.3021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.